Exhibit 8.1

List of Subsidiaries of Spreadtrum Communications, Inc. (the “Registrant”)

Name of Entity	Jurisdiction of Incorporation

Direct or Indirect Wholly-Owned Subsidiaries:

Spreadtrum Communications USA Inc.	Delaware, U.S.A.

SPRD LLC	Delaware, U.S.A

Spreadtrum Hong Kong Limited	Hong Kong

Spreadtrum International Limited	Hong Kong

Quorum Technology (H.K.) Limited	Hong Kong

Han & Qin International (BVI) Limited	British Virgin Islands

Spreadtrum Communications (Shanghai) Co., Ltd.	P.R.C.

Spreadtrum Communications Technology (Shanghai) Co., Ltd.	P.R.C.

Shanghai Han & Qin Investment Co., Ltd.	P.R.C.

Spreadtrum Communications (Tianjin) Co., Ltd	P.R.C.

Spreadtrum Communications (Chongqing) Co., Ltd	P.R.C.

Affiliated Entity Consolidated in the Registrant’s Financial Statements:

Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.	P.R.C.